Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

VIA EDGAR

July 08, 2024

Seamus O’Brien, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Funds Trust (the “Trust”)
	File Nos.:	File Nos. 333-278528 and 811-23952
	Funds:	Lincoln Inflation Plus Fund and Lincoln U.S. Equity Income Maximizer Fund (each a “Fund” collectively, the “Funds”)

Dear Mr. O’Brien:

This letter responds to your comments, provided via email on May 6, 2024, to the Trust’s initial registration statement filed on Form N-1A on April 5, 2024, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”). Any comments to the disclosure for one Fund will be applied to both Funds, where applicable.

The following are your comments and the Trust’s responses.

General

1.

We note that portions of the registration statement are incomplete. Please ensure all information is included in a pre-effective amendment, including the fee table, hypothetical expense examples, references to the auditor, auditor’s consent, and seed financial statements. A full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when the Fund completes them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

RESPONSE: The Trust acknowledges this comment.

2.

Where a comment is made with regard to disclosure in one location of a registration statement or with regard to one fund, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

RESPONSE: The Trust acknowledges this comment.

Lincoln U.S. Equity Income Maximizer Fund

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

Fees and Expenses; Page 3-4

3.

Please review the narrative disclosures at the top of page 4 to the Expense Example and better conform to the Instructions to Item 3 of Form N-1A. Please also add the following below the Example, as applicable: “The Example does not reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.”

RESPONSE: The requested revision has been made. The Expense Example disclosure has been updated as follows:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the Fund’s shares. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. This example reflects the net operating expenses with a fee waiver for the one-year contractual period and the total operating expenses without a fee waiver for the remaining time periods shown below. Your actual costs may be higher or lower than this example. The results apply whether or not you redeem your investment at the end of the given period. This example does not reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.

Principal Investment Strategies; Page 4

4.

The first sentence of the second paragraph states that, “[t]he Fund, under normal circumstances, invests at least 80% of its assets in equity and equity related securities of U.S. companies.” Please revise the 80% test to clarify that the Fund will invest 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities and equity-related securities in U.S. companies. Please also disclose with specificity the types of principal investments that the Fund intends to invest in that would be considered “equity related securities.” Please also clarify how the Adviser will determine whether a particular issuer has its “principal business activities” in the United States.

RESPONSE: The requested revisions have been made. The paragraph has been updated as follows:

The Fund, under normal circumstances, invests at least 80% of its net assets (including borrowings for investment purposes) in equity and equity related securities of U.S. companies. These are companies that are incorporated, headquartered, or have their principal business activities in the United States (as defined by Bloomberg’s Global Equity Indices Methodology). The Fund tends to focus on equity and equity related securities (including stocks and index futures) of larger, well-established companies with market capitalizations similar to those companies that comprise the top 500 U.S. companies by market capitalization. The market capitalization range of the S&P 500® Index was $6.74 billion to $3.09 trillion as of March 31, 2024.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

5.

The third sentence of the second paragraph states that, [t]he Fund tends to focus on securities of larger, well-established companies with market capitalizations similar to those companies that comprise the top 500 U.S. companies by market capitalization.” Please disclose what this capitalization range is and whether the fund has a targeted capitalization range.

RESPONSE: The requested revision has been made. Please see Response (4)(a).

6.

The second sentence of the third paragraph states that, “[b]ased on market or economic conditions, the Fund may, through its stock selection, focus in one or more sectors of the market, though the Fund does not target any particular sector.” Please disclose the Adviser’s stock selection process.

RESPONSE: The requested revision has been made. The paragraph has been updated as follows:

The Fund’s portfolio seeks to be broadly diversified by company and industry. Based on market or economic conditions, the Fund may, through its stock selection, focus in one or more sectors of the market, though the Fund does not target any particular sector. The Fund invests in an index replication-style portfolio constructed from certain of the top 500 listed U.S. companies by market capitalization.

7.

The last sentence of the third paragraph states that, “[t]he Fund may also invest directly or indirectly in other securities (including in other asset classes), countries, regions ...” To the extent the Fund will invest in other securities, asset classes, countries, regions, et. al. as principal strategies, please specifically disclose those securities, asset classes, countries, regions, et. al and their related risks in this section of the prospectus. If these are not principal strategies, please move this discussion to later in the prospectus and clarify these are not principal strategies/risks.

RESPONSE: This sentence has been moved to the Item 9 discussion of the Fund’s investment strategy as it is not a principal strategy.

8.

The third sentence of the fourth paragraph (among other locations in the summary and statutory prospectuses) states that “[t]he Fund may use futures contracts, options, swaps, and other derivatives as tools in the management of portfolio assets.” To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the principal investment strategies and principal risks sections should: (i) adequately discuss the specific derivative instruments used to achieve the Fund’s investment objective, (ii) not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) specifically address the purposes for the use of such derivatives to ensure that the information provided is not too generic or standardized. See, Barry Miller Letter to the ICI dated July 30, 2010.

RESPONSE: The Trust notes that the following sentence is included in the discussion of the Fund’s principal investment strategy, “The Fund receives income from dividends on equities in the portfolio and from the selective sale of short-dated covered call options on

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

individual securities or portfolios of securities held by the Fund, by agreeing to strike prices above which potential capital growth is foregone in exchange for receiving upfront options premiums.” Further, the Trust has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Letter”) and believes that the Fund’s existing derivatives disclosure is consistent with the observations made in the Letter. To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Trust believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Fund provides a summary of the types of derivatives used within the appropriate sections discussing the Fund’s principal investment strategy. The disclosure provided in these sections is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. Apart from providing the plain English summary that the Trust has included in its discussion of the Fund’s principal investment strategy, it would be nearly impossible to list every potential scenario in which the Fund might employ derivatives given the continually changing investment landscape. The Principal Risks section following is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

Although the Fund does not believe it is appropriate to include a full description of each type of derivative used and the purposes thereof within the discussion of the Fund’s principal investment strategy, the Trust notes that more complete disclosure is found elsewhere in the registration statement. Additional disclosure regarding derivatives, and their risks, is found in the Additional Investment Strategies and Risks section of the Statement of Additional Information (“SAI”). The Trust believes that this presentation of derivatives disclosure throughout the Registration Statement is an appropriate presentation of the types of derivatives used, the purposes thereof, and the attendant risks.

9.

The fifth paragraph states that, “[t]o seek to enhance the yield, the Sub-Adviser selectively sells short-dated call options over individual securities, portfolios of securities or portfolios of securities held by the Fund, by agreeing to strike prices above which potential capital growth is foregone in exchange for receiving upfront premium.”

a.

Please provide a plain English description of “call options” and how the Adviser intends to utilize. Please further disclose what percentage of net assets will be invested in call options. Disclose, if applicable, whether call options

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

will be covered/uncovered.

RESPONSE: The Trust has revised the registration statement as follows:

The Fund receives income from dividends on equities in the portfolio and from the selective sale of short-dated covered call options on individual securities or portfolios of securities held by the Fund, by agreeing to strike prices above which potential capital growth is foregone in exchange for receiving upfront options premiums. A call option on a security (or index) is a contract that gives the holder of the option, in return for the payment of a “premium,” the right, but not the obligation, to buy from the writer of the option the security underlying the option (or the cash value of the index) at a specified exercise price at the expiration date of the option. Under normal circumstances, the Fund may invest up to 5% of its assets in call options.

b.	Please disclose whether the “income” component of the Fund’s strategy is principally derived from the above referenced options strategy, from investments in equity securities or both.

RESPONSE: The Trust has revised the registration statement. Please see the Trust’s response to Comment 9(a) above.

10.

The sixth paragraph states that, “[t]he Fund’s investment strategy will typically underperform a similar portfolio without derivatives in periods when the underlying stock prices are rising and has the potential to outperform when the underlying stock prices are falling.” Please disclose, in plain English, how or why the Fund’s investment strategy will perform in such manner.

RESPONSE: The Trust has revised the registration statement as follows:

Selling call options may reduce participation in capital growth. In exchange for this, the Fund receives a premium income upfront. The reduction in participation means that when the stocks are rising, the Fund will generally underperform a similar, long only equity fund. As stocks fall, the Fund can benefit from the premium received from selling the call options. (The maximum outperformance in weak markets is limited to the aggregate option premium received.) Under certain circumstances, the Fund may also use index options as part of its income generation strategy.

11.

The Staff notes the inclusion of Foreign Investment Risk and Foreign Currency Risk as principal risks of the Fund. Given the Fund’s strategy to invest in U.S. large cap equity securities, please consider whether foreign investments and currency present principal risks to the Fund and, if so, include related principal strategy disclosure.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

RESPONSE: The Trust notes that these are not principal risks to the Fund at this time and has removed these risk disclosures.

12.	The Staff notes the inclusion of Leverage Risk as a principal risk of the Fund. Please explain what leverage is and how it creates additional investment exposure and the potential for greater loss.

RESPONSE: The Trust has revised the registration statement to include the following statement:

The Fund may invest in long futures contracts, which may have the economic effect of creating leverage by creating additional investment exposure, as well as the potential for greater loss. “Leverage” means any method by which a fund manager increases the exposure of a fund it manages whether through the borrowing of cash or securities, or leverage embedded in derivative positions or by any other means.

13.	Please confirm that Liquidity Risk is a principal risk of the Fund given the Fund’s principal strategy to invest in large-cap U.S. equity securities.

RESPONSE: The Trust confirms that liquidity risk is a principal risk to the Fund.

Lincoln Inflation Plus Fund

14.	Please supplementally confirm whether the Fund will disclose an estimate for Acquired Fund Fees and Expenses (“AFFE”) as it appears the Fund will invest in other investment companies.

RESPONSE: The Trust confirms that it will disclose an estimate for AFFE.

Principal Investment Strategies; Page 9

15.

The first sentence of the second paragraph states that, “[t]he Fund, under normal circumstances, invests at least 80% of its assets in securities selected to seek to offset the impact of inflation….” Please clarify the disclosure. What does “selected to seek to offset the impact of inflation” mean for the purposes of the disclosed 80% test? Are all of the securities listed later in the disclosure considered “securities selected to seek to offset the impact of inflation” and why does the adviser believe they will offset inflation?

RESPONSE: The trust has revised this disclosure as follows:

The Fund seeks to provide capital growth above U.S. inflation over an economic cycle (generally, rolling three-to-five-year periods) as measured by the United States Consumer Price Index after fees have been deducted.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

16.

Similarly, the first sentence of the third paragraph states that, “[t]he Fund is actively managed and may [emphasis added] invest in a broad range of asset classes worldwide including commodities, equities, bonds, emerging markets debt, currencies, and other alternative asset classes . . .” Please disclose what the Fund will invest in as part of its principal strategy as opposed to what a fund may invest in.

RESPONSE: The Trust has updated this disclosure as follows:

The Fund is actively managed and will over time invest in a broad range of asset classes worldwide including bonds, emerging markets debt, currencies, commodities, and equities, in any currency, either directly or indirectly through unaffiliated open-end investment funds (mutual funds) and ETFs (collectively, the “Underlying Funds”).

17.

The last sentence of the third paragraph states that, “[t]he Fund may invest indirectly in commodities and other alternative asset classes through derivatives, Underlying Funds, or structured securities.”

a.	Please disclose what types of alternative assets classes the Fund will invest in as part of its principal strategy.

RESPONSE: The Trust notes that the Fund will not invest in alternative asset classes and has removed this reference. Please see the Trust’s response to Comment 16.

b.	If a principal investment strategy, please disclose how the Sub-Adviser or Adviser intends to select Underlying Funds. Also, please disclose if such Underlying Funds will include affiliated funds.

RESPONSE: The Trust has updated this disclosure to note that the Underlying Funds will be unaffiliated. Please see the Trust’s response to Comment 16. In addition, the Trust has included the following statement on selection:

In general, the Sub-Adviser will select unaffiliated passively managed Underlying Funds that provide exposure to certain investments in accordance with the Fund’s investment strategy.

c.	Please disclose the types of principal investments that would be considered “structured securities” and add corresponding risk disclosure.

RESPONSE: The Trust has removed the reference to structured securities as it is not a part of the Fund’s principal investment strategy.

d.	Please supplementally confirm that the Fund will look through Underlying Funds for purposes of complying with the Fund’s concentration policy.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

RESPONSE: The Fund does not “look though” unaffiliated Underlying Fund holdings for purposes of complying with its concentration policy and respectfully believes that its monitoring procedures for such purposes comply with applicable legal requirements, including SEC Staff guidance, and are consistent with common industry practice. Additionally, the Trust is not aware of any SEC requirement to “look through” underlying investment companies in which a fund invests for purposes of administering such fund’s concentration policy. With respect to the Fund’s investments in unaffiliated Underlying Funds, the Fund does not currently have access to the individual holdings of such unaffiliated Underlying Funds products to be able to apply a “look through” to effectively determine an Unaffiliated Fund’s concentration. To the extent that the Fund determines that an investment in an unaffiliated Underlying Fund exposes it to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to include appropriate risk disclosures relating to that investment.

18.

The fourth paragraph states that., “[t]he Fund may invest more than 50% of its assets in fixed and floating rate securities . . .” For fixed income securities, please disclose any limits on maturity or duration and geographic concentration.

RESPONSE: The Trust has updated this disclosure to include the following statement:

The Fund seeks to limit geographical concentration using a proprietary, liquidity-based ranking system when selecting non-U.S. fixed and floating rate securities.

The Fund does not place limitations on maturity or duration of fixed income securities in the portfolio.

19.	The staff notes that paragraphs five and six are identical. Please delete redundant disclosure.

RESPONSE: The requested revision has been made.

20.

Within paragraph seven, the Fund discloses that the Sub-Adviser integrates material environmental, social, and governance (“ESG”) analysis into its investment process. Please disclose, if accurate, that an investment could be made in a company that rates poorly on ESG if it rates strongly on other non-ESG factors that are considered.

RESPONSE: The requested revision has been made. The paragraph has been updated as follows:

In selecting securities for the Fund, the Sub-Adviser integrates material environmental, social, and governance (“ESG”) analysis into its investment process. The Sub-Adviser evaluates the impact and risk around issues such as climate change, environmental performance, labor standards, and corporate governance, among others, which it views as important in its assessment of an issuer’s risk and potential for profitability. The Fund may invest in a security that rates poorly on ESG if it

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

rates strongly on other non-ESG factors that are considered during the investment process.

21.

Paragraph eight states the following, “[i]nitially, commodities exposure will generally be through derivates [sic], Underlying Funds, or structured securities. Over time, the Fund’s investments in commodity futures contracts and other commodity linked instruments (collectively, “Commodities Instruments”) will be made through a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the ‘Subsidiary”). In the appropriate section of the registration statement, please:

a.	Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “Act”) governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

RESPONSE: The Trust has revised the discussion of the Fund’s Subsidiary as follows in the Item 9 discussion of the strategy:

The Fund’s investments in commodity futures contracts and other commodity linked instruments (collectively, the “Commodities Instruments”) will be made through a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). Through its investment in the Subsidiary, the Fund will seek exposure to a range of commodity sectors from time to time including, but not limited to, the energy, agriculture and metals sectors.

The Fund’s investment in the Subsidiary is intended to provide the Fund with exposure to commodity markets within the limits of current federal income tax laws applicable to investment companies such as the Fund, which limit the ability of investment companies to invest directly in Commodities Instruments. The Subsidiary has the same investment objective as the Fund, but unlike the Fund, it may invest without limitation in Commodities Instruments. Except as otherwise noted, for purposes of this Prospectus, references to the Fund’s investments include the Fund’s indirect investments through the Subsidiary. The Fund will invest up to 25% of its total assets in the Subsidiary.

The Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. As a result, the Adviser and the Sub-Adviser, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. These policies and restrictions are described in detail in the Statement of Additional Information (“SAI”). The Fund’s Chief Compliance Officer oversees implementation of the Subsidiary’s policies and procedures, and makes periodic reports to the Board regarding the Subsidiary’s compliance with its policies and procedures. The Fund and the Subsidiary test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary complies with asset segregation requirements to the same extent as the Fund.

The Adviser provides investment management and other services to the Subsidiary. The Sub-Adviser serves as sub-adviser to the Subsidiary. Neither the Adviser nor the Sub-Adviser receives separate compensation from the Subsidiary for providing it with investment management or administrative services. However, the Fund pays the Adviser based on the Fund’s assets, including the assets invested in the Subsidiary. The Subsidiary will also enter into separate contracts for the provision of custody and audit services with the same or with affiliates of the same service providers that provide those services to the Fund. The financial statements of the Subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports. The Fund’s Annual and Semi-Annual Reports are distributed to shareholders, and copies of the reports are provided without charge upon request as indicated on the back cover of this prospectus.

b.

Disclose that the Fund complies with the provisions of the Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

RESPONSE: The requested revision has been made. Please see the Trust’s response to Comment 21(a).

c.

Disclose that any investment adviser to the Subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

RESPONSE: The requested revision has been made. Please see the Trust’s response to Comment 21(a).

d.	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

RESPONSE: The requested revision has been made. Please see the Trust’s response to Comment 21(a).

e.

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

RESPONSE: The requested revision has been made. Please see the Trust’s response to Comment 21(a).

f.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

RESPONSE: The Trust confirms that the financial statements of the Fund and Subsidiary will be consolidated. This is also disclosed per the Trust’s response to Comment 21(a).

g.

Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder.

RESPONSE: The Trust confirms that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records.

h.	Confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

RESPONSE: The Trust confirms that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

i.

Confirm that the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

RESPONSE: The Trust confirms this.

j.	Disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets,

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

other than entities wholly-owned by the Fund.

RESPONSE: The Trust respectfully declines to implement this comment and notes that instruction number three to Item 9(b) of Form N-1A states that “[a] negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.” The Trust confirms, via this correspondence, that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.

22.

Paragraph eight further notes that, “[t]hrough its investment in the Subsidiary, the Fund will seek exposure to a range of commodity sectors from time to time including, but not limited to, the energy, agriculture, and metals sectors.” If exposure to energy, agriculture, and metals sectors is a principal strategy, then please provide corresponding principal risk disclosure.

RESPONSE: The Trust has updated its disclosure for this Fund to include Commodity-Related Investments Risk.

23.

In the last sentence of paragraph 8 states in pertinent part that, “… from time to time including but not limited to [emphasis added]...” Similar to other catchalls, this should more clearly state what the Fund intends to invest in as part of its principal investment strategy.

RESPONSE: The Trust confirms that it has removed, “…,but not limited to,…” in the above referenced statement.

Principal Risks; Pages 9-11

24.

The Staff notes the inclusion of a Concentration Risk in the summary prospectus. The Staff also notes that the “Fund of Funds” Risk disclosure within the statutory prospectus discloses that “[a]ggregation of Underlying Fund holdings may result in indirect concentration of assets in a particular industry or group of industry . . .” Please supplementally explain how these disclosures are consistent with the Fund’s fundamental policy to not concentrate in an industry or group of industries or revise.

RESPONSE: The Trust’s threshold for the inclusion of a principal risk disclosure is separate and apart from the threshold contemplated by the Funds’ fundamental policy against concentration under the 1940 Act. The Trust notes that while the Funds will not concentrate for purposes of the 1940 Act, the Funds’ principal risk disclosures adequately disclose that lower levels of industry concentration are possible in the context of each respective Fund’s strategy.

Statement of Additional Information

25.

Please confirm the diversification status of the Funds as described on page 4 of the SAI. We note that the SAI states that “Each fund is non-diversified within the meaning of the 1940 Act”, however, fundamental restriction 7 suggests both funds are diversified. Please reconcile the disclosure.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

   Phone: 484-583-8711

   Email: sam.goldstein@lfg.com

RESPONSE: The Trust confirms that neither Fund will be diversified within the meaning of the 1940 Act and has removed references to fundamental restriction 7.

26.

The last sentence of the first paragraph after the fundamental investment restrictions states that “[n]otwithstanding fundamental investment restriction 1 above, a Fund may concentrate in a particular industry to the extent that such concentration results from the Fund’s tracking or replication of an index.” Please confirm the relevance of this statement given that neither series tracks an index.

RESPONSE: The Trust notes that this statement is relevant as it articulates the Staff’s position on a potential exception to a fundamental investment restriction in the event the Trust implements a passive index fund strategy.

27.	Please confirm supplementally if “Investments in Russia” is relevant to the Funds.

RESPONSE: The Trust confirms that this disclosure is not relevant to the Funds and has removed this section.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein

Samuel K. Goldstein, Esq.

Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Teriana Griggs